

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3030

June 26, 2009

Theodore Holstein, M.D.
President and Chief Executive Officer
Ready Welder Corporation
2259 Warmouth
San Pedro, California 90732

      Re: Ready Welder Corporation
            Registration Statement on Form 10-12G
            Amended June 16, 2009
            File No. 000-53549

Dear Dr. Holstein:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1.   We refer you to our prior comment 1. You continue to use abbreviations and language that may be unfamiliar to investors who are not be experts in your industry. For example, we note your reference to "GMAW equipment" on page 5. Please revise your disclosure to explain technical terms that you use.

Markets, page 4

2.   Please revise to clarify that in the past the majority of your revenues were derived from sales to the military and to explain how and where you are marketing your products currently.

Military Use, page 4

3.   Please state in the last paragraph the current status of sales to this distributor and the extent to which sales have declined due to the cancellation of the contract with the U.S. Army.

Distributorship Agreements, page 5

4.   Please reconcile your disclosure that "Lodestone, LLC will serve as Master Distributor…from March 24, 2008 until June 30, 2009" with your subsequent disclosure that the "Lodestone distributor agreement expired in 2008" and Exhibit 10.1 to your Form 10.

5.   Expand to identify your current major customers. We see in note 12 to the financial statements that for your most recent three months, four customers accounted for 48%, 15%, 13% and 20% of sales.

Item 1A. Risk Factors

Government purchases could terminate, page 6

6.   We note from your disclosure on page 5 that the United States Army has cancelled its contract with Snap-On Tool Company. Please revise this risk factor caption to so state and quantify the effect on revenues as a result of the termination of this contact.

The price of our securities…, page 7

7.   Since you are registering your securities under the 1934 Act, it is not clear why you have a risk factor regarding the "offering price." Please revise or advise.

Item 2. Management's Discussion and Analysis of Financial Condition

8.   It is not clear where you responded to prior comment 22, so we reissue the comment.

9.   Please delete the reference to the Private Securities Litigation Reform Act of 1995 since it does not apply to penny stock issuers. Also, it is not clear why you refer to this registration statement as an "annual report." Please revise.

Critical Accounting Policies, page 8

Financial Statements in US Dollars, page 9

10.   We note your discussion regarding your remeasurement of non-dollar transactions into US dollars as a critical accounting policy. Please revise your disclosure here and in the business section to discuss the nature of your non-dollar transactions. For example, discuss the other currencies in which your transactions are denominated and quantify the amount of these non-dollar transactions. In this regard, revise the filing to discuss the nature of any of your operations outside of the United States.

Evaluation of Inventory, page 9

11.   We note your revisions in response to prior comment 24. Please expand this disclosure to address the following:

*   Discuss how you evaluate your inventory for obsolescence. In this regard, discuss the nature of your raw materials inventory and the factors that could cause such inventory to become obsolete.

*   Clearly explain how you determine "estimated net realizable value" of your inventory. Your discussion should include the significant assumptions made and estimates used in such calculation. Refer to the guidance provided in FR-60 and FR-72.

Overview, page 9

12.   We note your response to prior comment 10, but the disclosure continues to refer to the Ready Welder II design as "copyrighted" in this section. Please revise.

13.   Please reconcile your statement in the second paragraph that "[y]our revenues have continued to grow since [2006]" with your subsequent disclosure that your revenues decreased over 75% in the first quarter of 2009.

14.   Please tell us what you mean when you state that you "…are now looking to diversify into other markets of RWC's Ready Welder products are purchased by the U.S. military."

Results of Operations, page 9

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008, page 9

15.   Please revise your discussion of selling, general and administrative expenses to explain why professional fees increased between the two quarters.

Item 3. Properties, page 12

16.   We note your revision in response to our prior comment 28. Please expand your disclosure to state briefly how the property you list as your corporate office is held.

Item 13. Financial Statements, page F-1

17.   We note that you have provided interim financial information as of March 31, 2009 and March 31, 2008. We further see where you have labeled all of the information as of March 31, 2009 as unaudited. Please revise the financial statements to also clearly identify the information as of March 31, 2008 as unaudited.

Note 1 – Summary of Significant Accounting Policies, page F-8

18.   We note your disclosure on page 9 regarding transactions denominated in currencies other than the US dollar. Please revise this note to include disclosure of your accounting policy for foreign currency transactions. Refer to SFAS 52.

*   *   *

Please file an amendment that responds to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile):   Andrea Weinstein, Esq. – Schonfeld & Weinstein LLP